SPECTRUM PHARMACEUTICALS, INC.

11500 S. Eastern Ave., Ste. 240

Henderson, NV 89052

September 13, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scot Foley, Staff Attorney

Re:	Extension of response period to United States Securities and Exchange Commission Staff (the “Staff”) comments made by letter dated September 5, 2012

Dear Mr. Foley:

Spectrum Pharmaceuticals, Inc. (the “Company”) is in receipt of the Staff comments made by letter dated September 5, 2012 (the “Comment Letter”) in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011, its Form 10-Q for the Quarterly Period Ended June 30, 2012 and its Form 8-K Dated August 8, 2012 (File No. 001-35006). The Comment Letter requests that the Company provide responses to the Staff comments contained therein “within 10 business days [of the receipt of the Comment Letter]” or that the Company advise the Staff when it will provide the Staff with the requested response. In accordance with your telephone conversation with our outside legal counsel on September 12, the Company hereby notifies the Staff that the Company intends to provide its responses to the Staff comments contained in the Comment Letter on or prior to October 3, 2012.

Should you have any questions regarding the above, please do not hesitate to contact me at (949) 743-9205, or Marc Alcser, the Company’s outside legal counsel, at (949) 725-4136.

Very truly yours,

SPECTRUM PHARMACEUTICALS, INC.

/s/ Brett L. Scott
Brett L. Scott
Senior Vice President, Acting Chief Financial Officer